SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 1, 2016.

By letter dated November 1, 2016, the company reported the summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ meeting held on October 31, 2016.

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES
The meeting approved by majority of votes that the representatives of shareholders The Bank of New York Mellon (BONY), ANSES FGS Law 26,425 (ANSES), and Saul Zang approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN PARAGRAPH 1, SECTION 234, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes all the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2016.

ITEM THREE: CONSIDERATION OF ALLOCATION OF NET LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 2016 FOR $1,401,856,585.
The meeting approved by majority of votes that the net loss of $1,401,856,585 recorded in this fiscal year be partially absorbed after reversing the Reserve for Future Dividends in an amount $30,774,091 and that the balance be allocated to the Retained Earnings account.

ITEM FOUR: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during the fiscal year under review, and that the applicable legal abstentions be considered, pursuant to the provisions of Section 241 of the General Companies Law.

ITEM FIVE: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting approved by majority of votes the Supervisory Committee’s performance during the fiscal year under review.

ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $18,985,218 FOR THE FISCAL YEAR ENDED JUNE 30, 2016 WHICH RECORDED A COMPUTABLE TAX LOSS UNDER THE TERMS OF THE APPLICABLE REGULATIONS.
The meeting approved by majority of votes the compensation payable to the Board of Directors for the sum of $18,985,218, as total compensation, for the fiscal year ended June 30, 2016, which amount exceeds the limits imposed under Section 261 of the General Companies Law, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered. Moreover, the meeting approved by majority of votes that the Board of Directors be empowered (i) to allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members;and (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2016.
The meeting resolved by majority of votes to pay $600,000 to the Supervisory Committee as fees for the tasks discharged during the fiscal year under review, i.e., as of June 30, 2016.

ITEM EIGHT: CONSIDERATION OF APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS DUE TO EXPIRATION OF TERM.
The meeting approved by majority of votes that the Company’s Board will continue to be composed of 9 members and that the appointment of the directors whose term of office expired on June 30, 2016, be renewed for a term of three fiscal years, i.e., Messrs. Alejandro Gustavo Elsztain and Fernando Adrián Elsztain as Regular Directors and Messrs. Enrique Antonini and Eduardo Kalpakian as Alternate Directors. It is put on record that the proposed Regular Directors Messrs. Alejandro Gustavo Elsztain and Fernando Adrián Elsztain qualify as non-independent under the terms of Section 11, Article III, Chapter III, Title II, of the Rules of the Argentine Securities Commission (2013 revision) and that Alternate Directors Messrs. Enrique Antonini and Eduardo Kalpakian qualify as independent under such regulations.

ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR ONE FISCAL YEAR.
The meeting resolved by majority of votes to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel MURMIS, Sergio Leonardo KOLAKZYK and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors for a term of one fiscal year, noting that all the nominees qualify as independent in compliance with Section 79 of Law 26,831 and the provisions contained in Section 12, Article III, Chapter III, Title II of the Rules of the Argentine Securities Commission, notwithstanding which fact they have rendered remunerated professional assistance in connection with companies governed by the provisions of Section 33 of the General Companies Law No. 19,550. Moreover, the meeting resolved to authorize the Statutory Auditors to participate in the supervisory committees of other companies pursuant to the provisions of Sections 273 and 298 of the General Companies Law, provided that they observe the confidentiality obligations required in connection with such duties.

ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF ITS COMPENSATION. DELEGATION OF POWERS.
The meeting approved by majority of votes (i) to add the sum of $615,000 to the amount approved by the previous shareholders’ meeting and paid during the fiscal year ended June 30, 2016, as compensation for additional tasks performed by the Certifying Accountant; and (ii) to appoint the firm PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers as certifying accountant for the 2016/2017 fiscal year, with Carlos Martín Barbafina acting as Regular Independent Auditor, Eduardo Alfredo Loiacono as Alternate Independent Auditor, and Walter Rafael Zablocky as Alternate Independent Auditor. Moreover, the meeting resolved to fix at $3,961,586 the amount of fees for professional services as certifying accountant for the 2016/2017 fiscal year.

ITEM ELEVEN: UPDATING OF REPORT ON SHARED SERVICES AGREEMENT.
The meeting approved by majority of votes to delegate to the Board of Directors the power to implement a new Agreement for Implementing Amendments to the Corporate Services Master Agreement entered into with IRSA Propiedades Comerciales S.A. and IRSA Inversiones y Representaciones S.A., so as to reflect certain changes in the exchange areas and the allocation principles that are being implemented since July 2014, based on the recommendations made by Deloitte & Co. SRL, which firm has been requested to review and assess on a semi-annual basis, since the moment the shared services started to be implemented, the criteria applied in the settlement process and the principles used for allocating corporate services’ costs.

ITEM TWELVE: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSETS TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the actions taken by the Board of Directors in connection with the personal assets tax payable by the shareholders, considering that the Company has been paying, as substitute obligor, the personal assets tax payable by the shareholders, for an aggregate of $9,405,692. The meeting resolved that such tax be fully absorbed by the Company.

ITEM THIRTEEN: CONSIDERATION OF RENEWAL OF DELEGATION TO THE BOARD OF DIRECTORS OF POWERS TO DETERMINE THE ISSUE DATE AND CURRENCY AS WELL AS FURTHER TERMS AND CONDITIONS OF THE NOTES TO BE ISSUED UNDER THE GLOBAL NOTE PROGRAM FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 300,000,000 CURRENTLY IN EFFECT, AS APPROVED BY RESOLUTION OF THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2012, AND NOVEMBER 14, 2014 AND INCREASED BY AN ADDITIONAL AMOUNT OF US$ 200,000,000 AS APPROVED BY RESOLUTION OF THE SHAREHOLDERS’ MEETING DATED OCTOBER 30, 2015.
The meeting approved by majority of votes (A) to approve the renewal of the delegation to the Board of Directors of the broadest powers to (i) determine the terms and conditions of the Global Note Program for the issuance of simple, non-convertible, secured or unsecured, or third-party secured, notes for a maximum outstanding amount of up to US$ 300,000,000 (three hundred million U.S. dollars) or its equivalent in other currency, as approved by resolution of the Shareholders’ Meeting dated October 31, 2012 (the “Program”), in accordance with the provisions of the Negotiable Obligations Law No. 23,576, as amended and supplemented; (ii) approve and execute all the agreements and documents related to the Program and the issuance of each series and/or tranche of notes thereunder; and (iii) determine the issue date and currency, term, price, payment method and conditions, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program; (B) to empower the Board of Directors to sub-delegate the powers mentioned in (A) above to one or more of its members, managers of the Company or such other individuals as determined pursuant to the applicable laws; including: (i) the power to file applications before the competent authorities in order to obtain the authorizations and consents required for the public offering of the program and the series and/or tranches of notes issued thereunder before the Argentine Securities Commission, and their listing and/or trading in the securities markets of Argentina and/or abroad to be determined in due course by the Board of Directors, Caja de Valores S.A. and/or other applicable comparable agencies; (ii) the power to execute any agreement or documents required for implementing the Program and the issuance and placement of the series and/or tranches of notes and to make any changes, deletions or additions deemed necessary by the Board of Directors or required by the Argentine Securities Commission, the securities exchanges of Argentina and/or abroad, Caja de Valores S.A. and/or other comparable agencies.

ITEM FOURTEEN: CONSIDERATION OF GRANT OF INDEMNITIES TO THE DIRECTORS, STATUTORY AUDITORS AND MANAGERS WHO PERFORM OR PERFORMED DUTIES FOR THE COMPANY, ACCESSORILY TO THE D&O POLICIES.
The meeting approved by majority vote that the Company will grant indemnity letters to make up for the amounts not covered by the D&O policies to any individuals who perform or performed duties as directors, statutory auditors or managers of the Company, with respect to the monetary sanctions imposed by any public or private agency or person as a result of the present, past or future discharge of such duties or any other kind of redress arising therefrom, always provided that they did not act with fraud or gross negligence.

ITEM FIFTEEN: CONSIDERATION OF SPECIAL MERGER FINANCIAL STATEMENTS OF AGRO MANAGERS S.A.; INDIVIDUAL SPECIAL MERGER FINANCIAL STATEMENTS OF CRESUD S.A.C.I.F. Y A. AND CONSOLIDATED MERGER FINANCIAL STATEMENTS OF CRESUD S.A.C.I.F. Y A. WITH AGRO MANAGERS S.A. AS OF JUNE 30, 2016, AND SUPERVISORY COMMITTEE’S AND AUDITORS’ REPORTS. CONSIDERATION OF PRELIMINARY MERGER AGREEMENT WITH AGRO MANAGERS AND FURTHER RELATED DOCUMENTS. AUTHORIZATIONS AND DELEGATIONS OF POWERS. APPOINTMENT OF REPRESENTATIVE TO EXECUTE THE FINAL AGREEMENTS AND CONDUCT FURTHER PROCEEDINGS.
The meeting approved by majority of votes:
1. To approve the corporate reorganization process consisting in a merger in which AGRO MANAGERS S.A., as merged company, will be merged with and into CRESUD S.A.C.I.F. y A., which will be the surviving company.
2. To approve the preliminary merger agreement between the Company and AGRO MANAGERS S.A., executed on September 16, 2016.
3. To approve the special merger financial statements of AGRO MANAGERS S.A., the individual special merger financial statements of CRESUD S.A.C.I.F. y A., and the consolidated special merger financial statements of CRESUD S.A.C.I.F. y A. and AGRO MANAGERS S.A., as well as the Supervisory Committee’s and Independent Auditors’ reports.
4. To approve the accounting and legal documents submitted to the shareholders and the information contained in the answers to the observations raised by the CNV, putting on record that the reorganization process does not call for a capital increase and that no exchange ratio need be set, given the control relationship that exists between the merged and surviving companies, and in particular the financial, organizational and operational advantages that the transaction will imply for the Company.
5. To approve the delegation to the Board of Directors of powers to accept minor changes and/or amendments to the documents under review, and that in the event the CNV raised material objections against any of the documents resulting in the need to rectify any of their terms, to have such documents ratified by the shareholders’ meeting in due course.
6. To authorize the Company’s Directors and/or attorneys-in-fact and/or attorneys-at-law María Laura Barbosa and/or Lucila Huidobro and/or Carolina Zang and/or Pilar Isaurralde, individually and indistinctly, so that any of them may execute and deliver the Final Merger Agreement, with sufficient powers to substitute this power of attorney in favor of any other individual, as necessary;
7. To empower the Company’s Directors and attorneys-at-law Lucila Huidobro and/or María Laura Barbosa and/or Carolina Zang and/or Paula Tourn and/or Jesica Cimerman and/or Paula Pereyra Iraola and/or Laura Petruzzello and/or Andrea Muñoz and/or their appointees, so that any of them, acting indistinctly, may carry out the necessary proceedings before the Argentine Securities Commission, the Superintendency of Corporations and any other national, provincial and/or municipal registration authorities, being entitled to serve notices, make filings and secure registration of the Final Merger Agreement, and each of the appointees will have the broadest powers to accept changes required by the applicable authorities and/or as required during the course of the proceedings. Moreover, they are empowered to implement all such shareholder resolutions as necessary in order to comply with the resolutions herein adopted, with the broadest powers to answer objections, requests for information, accept changes, sign notices, briefs or deeds, make affidavits and carry out all such proceedings as necessary in connection with the transaction hereby approved, strictly complying with all the applicable regulations issued by the Superintendency of Corporations; and
8. To authorize attorneys-at-law Lucila Huidobro and/or María Laura Barbosa and/or Paula Tourn to publish the notices required by law.

ITEM SIXTEEN: CONSIDERATION OF ALLOCATION OF TREASURY SHARES.
The meeting approved by majority of votes that treasury shares be allocated ratably according to the Shareholders’ equity holdings, i.e., 3,833,352 shares. Moreover, the meeting resolved to authorize the Board of Directors to implement the allocation of the above mentioned shares.

ITEM SEVENTEEN. AUTHORIZATIONS
The meeting approved by unanimous vote to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Tourn, Paula Pereyra Iraola, Jesica Cimerman, Laura Petruzello, Carolina Testa and Ms. Andrea Muñoz and/or their appointees so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 2, 2016